UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2026

LivePerson, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41926	13-3861628
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

530 7th Ave, Floor M1

New York, New York 10018

(Address of principal executive offices, with zip code)

(212) 609-4200

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LPSN	The Nasdaq Stock Market LLC
Rights to Purchase Series A Junior Participating Preferred Stock	None	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On July 23, 2026, LivePerson, Inc. (the “Company”) issued a press release containing a letter to its shareholders highlighting the benefits of the previously-announced pending merger transaction with SoundHound AI, Inc. Also on July 23, 2026, the Company launched a microsite webpage containing certain information relating to the pending merger transaction. Finally, on July 23, 2026, the Company published a document containing responses to certain questions received from the Company’s investors relating to the pending merger transaction (the “Shareholder FAQ”). A copy of the press release is furnished as Exhibit 99.1, a copy of the microsite webpage is furnished as Exhibit 99.2, and a copy of the Shareholder FAQ is furnished as Exhibit 99.3, to this Current Report on Form 8-K and each is incorporated herein by reference.

The information in this report furnished pursuant to Item 7.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act, if such subsequent filing specifically references such information.

Statement Regarding Forward-Looking Information

This communication contains “forward looking statements” within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus began to LivePerson’s stockholders on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” andl “Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its amendment to its Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is available at:https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000020/lpsn-20251231.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release of LivePerson, Inc., issued on July 23, 2026.

99.2	Copy of microsite webpage of LivePerson, Inc.

99.3	LivePerson, Inc. Shareholder FAQ.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2026

LIVEPERSON, INC. (Registrant)

By:	/s/ Monica Greenberg
Monica Greenberg
Chief Legal & Administrative Officer

Exhibit 99.1

LivePerson Sends Letter to Stockholders Highlighting Benefits of Pending Transaction with SoundHound AI

Provides Opportunity to Participate in Upside of a Combined Company

with a Strong Balance Sheet, Greater Scale and Broader Strategic Capabilities

Stockholders Encouraged to Vote “FOR” the Transaction Today

Visit VoteLivePerson.com for Information on How to Vote

NEW YORK, July 23, 2026 – LivePerson (NASDAQ: LPSN) (“LivePerson” or “the Company”), a leading provider of predictable conversational AI, today announced that it has mailed a letter to stockholders encouraging them to vote “FOR” the Company’s previously announced transaction with SoundHound AI, Inc. (NASDAQ: SOUN). A Special Meeting of Stockholders related to the pending transaction will be held on August 20, 2026, and stockholders of record as of close of business on July 6, 2026 are entitled to vote.

The letter, the full text of which is below, has been filed with the U.S. Securities and Exchange Commission and is available at www.VoteLivePerson.com with voting instructions and other information about the transaction.

Fellow Stockholder,

We are writing to remind you about the proposed acquisition of LivePerson by SoundHound AI and the upcoming special meeting to be held on August 20, 2026.

By voting FOR the transaction, LivePerson stockholders have the opportunity to participate in the upside of a combined company with a strong balance sheet and no debt, greater scale and broader strategic capabilities.

Your vote and participation, however many shares you own, are very important. A share that is not voted counts the same as a vote against the transaction. Your prompt response will help us secure stockholder approval before the meeting, reducing the risk of postponement.

The Pending Transaction is the Best Strategic Alternative for LivePerson Stockholders

The LivePerson Board of Directors undertook a comprehensive review of alternatives in which 66 potential counterparties were contacted. The Board determined that the transaction with SoundHound represents the best alternative for maximizing stockholder value, including when compared to continuing as a standalone company given the business, financial, competitive, industry and market risks facing LivePerson.

A vote FOR the transaction is a vote in favor of the following benefits to LivePerson stockholders:

•

Represents Premium Value for LivePerson Stockholders: Based on the assumptions described in the proxy statement/prospectus, most LivePerson stockholders will receive SoundHound stock, which as of the announcement of the transaction on April 21, 2026, represented approximately $3.33 in value per LivePerson share, a premium of approximately 22% over LivePerson’s 30-day volume-weighted average trading price before such announcement. Stockholders holding shares listed on the Tel Aviv Stock Exchange are expected to receive the equivalent value in cash instead of SoundHound shares.

•

Presents Opportunity to Participate in Future Upside: LivePerson stockholders receiving consideration in the form of SoundHound stock would become stockholders of a combined company with a strong balance sheet with no debt and accelerated path to profitability. SoundHound has stated that, assuming the transaction closes in the second half of 2026, it expects an achievable combined revenue range of at minimum $350 to $400 million in 2027, and that the combined business is expected to reach $500 million based on the existing customer base alone.

•

Creates a More Complete Platform with Greater Scale: The transaction would unite complementary capabilities across voice, digital engagement, agentic AI and AI assurance. The combined customer base includes 25 of the Fortune 100, creating one of the conversational AI sector’s most comprehensive enterprise customer footprints and significant opportunities to introduce additional capabilities across the companies’ existing customer bases.

•

A negotiated resolution to LivePerson’s debt. LivePerson’s outstanding debt currently exceeds the total value of the transaction. As part of the transaction, our secured noteholders have agreed to exchange their notes at a value reflecting a substantial discount to the notes’ approximately $350 million par value. Given LivePerson’s valuation and substantial debt, no strategic transaction that allows LivePerson stockholders to receive any value for their shares may have been possible without such material noteholder concessions.

Voting Takes About Two Minutes

It is imperative that you take just two minutes to vote FOR the transaction today using one of the following methods. For more information and additional materials visit www.VoteLivePerson.com.

•	Online: www.proxyvote.com, or scan the QR code on your proxy card.

•	Phone: Call 1-800-690-6903 with your proxy card, or 1-800-322-2885 to speak with a proxy specialist if you do not have your card.

•	Mail: Mark, sign, and date your proxy card and return it in the postage-paid envelope.

Votes must be received by 11:59 p.m. Eastern Time on August 19, 2026, or you may attend the meeting via the Internet and vote during the meeting at www.virtualshareholdermeeting.com/LPSN2026SM. If you hold your shares through a bank or broker, please follow the voting instructions they provide. If you hold shares through the Tel Aviv Stock Exchange, please follow the separate instructions in the proxy statement.

If you have any questions, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 1-800-322-2885 or by email at proxy@mackenziepartners.com.

Thank you for your continued support of LivePerson, Inc.

Sincerely,

John Sabino

Chief Executive Officer, LivePerson, Inc.

VOTE TODAY

Your vote is very important. The Special Meeting is scheduled for August 20, 2026.

Approval of the merger proposal requires the affirmative vote of a majority of all outstanding shares of LivePerson common stock. Not voting has the same effect as voting against the transaction.

Vote today by proxy card, online or by phone. For more information and additional materials visit LINK: VoteLivePerson.com, or contact LivePerson’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or by e-mail at proxy@mackenziepartners.com.

MacKenzie Partners, Inc.

7 Penn Plaza

New York, NY 10001

Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

Tel Aviv Stock Exchange Voting Information

LivePerson stockholders who hold shares listed on the Tel Aviv Stock Exchange (TASE) and intend to vote their shares must deliver to LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101 (email: MosheP@ArnonTL.com), an ownership certificate confirming their ownership on July 6, 2026. The form of proxy card for stockholders who hold shares listed on the TASE is available on the websites: https://www.magna.isa.gov.il and https://maya.tase.co.il.

About LivePerson

LivePerson (NASDAQ: LPSN) is an enterprise leader in predictable conversational AI. The world’s leading brands use our award-winning Conversational Cloud and Syntrix platforms to connect with millions of customers. We power nearly a billion messages every month, providing uniquely rich data analytics, agent training, and AI evaluation tools to unlock the power of conversational AI for better business outcomes. Learn more at liveperson.com.

Media Contact:

Riah Lawry

pr@liveperson.com

Or

Jim Golden / Dylan O’Keefe

Collected Strategies

LivePerson-CS@collectedstrategies.com

Investor Relations Contact:

ir-lp@liveperson.com

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward-looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus began to LivePerson’s stockholders on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” and “Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its amendment to its Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is available at:
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000020/lpsn-20251231.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Exhibit 99.2

Support LivePerson’s Merger with SoundHound AI

Ownership Calculator

x What will LivePerson stockholders receive if the transaction is completed?

x What happens if the transaction is not completed?

x Can I change my vote if l’ve already voted?

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward-looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus began to LivePerson’s stockholders on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” and “Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at

https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its amendment to its Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is available at:
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000020/lpsn-20251231.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Exhibit 99.3

SoundHound AI to Acquire LivePerson FAQ

July 23, 2026

1.	What are the benefits of the transaction with SoundHound?

The combination brings together SoundHound’s voice AI and LivePerson’s digital conversational AI, two complementary businesses serving enterprise customers. We believe the transaction will expand the combined customer base across more industries, create cross-sell opportunities (including offering SoundHound’s voice AI to LivePerson customers, a frequently requested capability), and combine SoundHound’s billions of annual voice interactions with LivePerson’s roughly one billion monthly digital messages to build a stronger data foundation for AI innovation.

LivePerson stockholders will also benefit from SoundHound’s stronger balance sheet and engineering scale, and because most stockholders will receive SoundHound stock, they can participate in the combined company’s future.

LivePerson’s board of directors unanimously recommends that stockholders vote“FOR” the merger proposal.

2.	What will LivePerson stockholders receive if the transaction is completed?

Most LivePerson stockholders* will receive shares of SoundHound common stock in exchange for their LivePerson shares.

The consideration represented approximately $3.33 in value per LivePerson share as of announcement of the transaction on April 21, 2026, a premium of approximately 22% over the 30-day volume-weighted average price of LivePerson stock prior to such announcement.

The exact number of SoundHound shares you receive will not be finalized until closing, because it depends on SoundHound’s stock price near closing. This price is calculated using the 10-day volume-weighted average price ending three days prior to closing. This 10-day VWAP is subject to a “collar”: if it is above $12.00 per share, $12.00 will be used, and if it is below $7.00 per share, $7.00 will be used. In addition, the aggregate consideration is subject to possible downward adjustment based on LivePerson’s cash balance shortly before closing, as described in the proxy statement/prospectus.

The calculator tool located on voteliveperson.com will provide an estimate of the implied value of the per-share consideration to be received by LivePerson stockholders based on varying values of SoundHound’s 10-day VWAP.

*Stockholders who hold their shares through the Tel Aviv Stock Exchange (TASE) will receive cash instead of SoundHound shares, and the amount of such cash per share is expected to be substantially equivalent to the per share value of the SoundHound shares.

3.	Why does LivePerson believe this is the best path forward for the company?

The transaction is the outcome of a comprehensive review of strategic alternatives with the objective of maximizing stockholder value.

Following this process, LivePerson’s board of directors unanimously determined that the transaction is in the best interests of LivePerson and its stockholders and represents the best alternative for maximizing stockholder value, including compared to continuing as a standalone company.

The board also weighed the risks of continuing to operate independently, including LivePerson’s significant debt burden, ongoing competitive pressures, and recent revenue declines.

As disclosed in the proxy/prospectus, and subject to the factors described therein, LivePerson’s secured noteholders have agreed to a significant discount to the approximately $350 million of principal amount of secured notes currently outstanding, plus applicable redemption or repurchase premia and accrued interest to which they would be otherwise contractually entitled. Absent these concessions, there would be no value available to distribute to LivePerson shareholders. Instead, common shareholders have the opportunity to convert distressed standalone equity into equity of a combined company with a healthy balance sheet, broader capabilities and enhanced scale.

4.	When is the transaction expected to be completed?

The transaction is expected to close in the second half of 2026, subject to the satisfaction of closing conditions, including approval of the merger proposal by LivePerson stockholders at the special meeting.

5.	What happens if the transaction is not completed?

If the transaction is not completed, LivePerson stockholders will not receive any consideration for their shares and will remain stockholders of LivePerson. LivePerson will continue as an independent public company listed on Nasdaq, and its management will continue to operate the business on a standalone basis.

However, as described in detail in the proxy statement/prospectus, failure to complete the transaction carries substantial risks to LivePerson and its stockholders, including:

•	Debt & Liquidity Pressures: LivePerson may not have sufficient capital or cash flows to satisfy or refinance its debt obligations as they come due.

•

Turnaround & Market Challenges: LivePerson would remain exposed to ongoing top-line contraction, customer retention pressures, and intensified competition from larger competitors with significantly greater financial resources.

•

Commercial & Market Disruption: The announcement and pendency of the transaction may disrupt customer and partner relationships. If the deal fails to close, the market price of LivePerson common stock could decline substantially, and LivePerson may also be subject to transaction termination fee obligations under the Merger Agreement.

6.	Am I entitled to vote at the LivePerson special meeting?

Yes, if you owned LivePerson common stock as of the close of business on July 6, 2026, the record date for the special meeting. You can submit your vote now, please see the information below.

7.	How can I vote my shares?

If you are a stockholder* of record, you can vote four ways:

Online at www.proxyvote.com or scan the QR Barcode from your proxy card. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. You may also vote during the virtual meeting at www.virtualshareholdermeeting.com/LPSN2026SM.

By Phone at 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

By Mail: Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If your shares are held through a broker or bank, follow the voting instructions your broker or bank sends you.

*If you hold shares through the TASE, you must return a signed proxy card along with an ownership certificate to LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, per the instructions in the proxy statement.

8.	If I hold shares on the TASE, how do I vote my shares?

If you hold your shares through a member of the Tel Aviv Stock Exchange, the voting process is different from the process for other stockholders.

To vote, you must complete, sign, and date the proxy card and return it, together with an ownership certificate confirming that you owned your TASE shares on the July 6, 2026 record date, to LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, c/o Moshe Pasker, Azrieli Center (Square Tower), Tel Aviv, Israel, 6702101, or by email to MosheP@ArnonTL.com. Your materials must be received no later than 7:00 p.m. Israel time on August 19, 2026.

The form of proxy card for TASE holders is available at www.magna.isa.gov.il and maya.tase.co.il.

9.	How many votes am I entitled to?

You are entitled to one vote for each share of LivePerson common stock you held as of the July 6, 2026 record date.

10.	When do I need to vote my shares by?

You can submit your vote NOW. You do not need to wait until the special meeting on August 20. Please see question 7 for details.

The special meeting will be held on August 20, 2026 at 10:00 a.m. Eastern Time. Internet and telephone votes must be submitted by 11:59 p.m. Eastern Time on August 19, 2026 (the day before the meeting), and mailed proxy cards must be received before the meeting. You may also vote electronically during the meeting before the polls close.

TASE holders must deliver their proxy card and ownership certificate to LivePerson’s Israeli counsel by 7:00 p.m. Israel time on August 19, 2026.

Regardless of method, LivePerson encourages stockholders to vote as soon as possible.

11.	Can I change my vote if I’ve already voted?

Yes. You can change your vote at any time before it is exercised at the special meeting by submitting a new vote by Internet or telephone at a later date, by signing and returning a later-dated proxy card, by sending a written notice of revocation to LivePerson, Inc., 530 Seventh Ave, Floor M1, New York, New York 10018, Attention: Corporate Secretary, or by attending and voting at the virtual special meeting.

If your shares are held through a broker, bank, or other nominee, contact them for instructions on how to change your vote.

If you hold shares through the Tel Aviv Stock Exchange, you must file a new signed proxy card with LivePerson’s Israeli counsel, Arnon, Tadmor-Levy, no later than 7:00 p.m. Israel time on August 19, 2026.

12.	What did I receive in the mail?

You received the proxy statement/prospectus for the special meeting and a proxy card (or, if you hold shares through a broker or bank, a voting instruction form).

These materials began mailing on or about July 9, 2026, and are also available free of charge at www.proxyvote.com.

If you hold shares in more than one account, you may receive more than one proxy card, and you should vote each one.

13.	I hold my shares through a broker. Do I still need to act?

Yes. If you hold your LivePerson shares through a brokerage account (for example,with a firm like Fidelity, Schwab, or Robinhood), rather than directly registered in your own name, your broker cannot vote your shares on the merger proposal without instructions from you. If you do not provide voting instructions, your shares will not be voted on the merger, which has the same effect as a vote “AGAINST” the transaction.

To make sure your shares are counted, follow the instructions on the voting instruction form your broker or bank sent you. You can typically vote online,by phone, or by mail using that form. If you did not receive a voting instruction form, or have questions about how to vote your shares, contact your broker or bank directly, or reach LivePerson’s proxy solicitor, MacKenzie Partners, at (800) 322-2885 or by email at proxy@mackenziepartners.com.

14.	Who can I contact if I have additional questions?

Contact LivePerson’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or by email at proxy@mackenziepartners.com. They can also provide additional copies of the proxy materials.

15.	Why does the board believe the merger consideration fairly compensates LivePerson common shareholders for that value and upside?

As a standalone entity, LivePerson has experienced severe revenue contraction, dropping 22% year-over-year in FY2025 to $243.7 million with FY2026 revenue guidance projected to decline another 15% to 20% down to a range of $195 million to $207 million. Furthermore, core customer attrition is a critical challenge with revenue retention for LivePerson enterprise and mid-market customers, which represents the trailing-12 month change in total revenue from existing customers after upsells, downsells and attrition, dropping to 78% for the year ending on December 31, 2025, below management’s long-range target of 105% to 115%, and a decline from the 82% retention rate in FY2024.

The transaction’s implied equity value of approximately $43 million represents an approximate 22% premium over LivePerson’s 30-day volume-weighted average price (VWAP) leading up to the announcement of the deal. Given the severe top-line declines, the Board, based on input from LivePerson management and outside advisors, including a fairness opinion from its financial advisor Houlihan Lokey Capital, Inc., concluded that the transaction maximizes value for common equity holders and that no other alternatives were reasonably likely in the near term to create greater value for LivePerson shareholders, taking into account business, competitive, industry and market risks.

The calculator tool located on voteliveperson.com will provide an estimate of the implied value of the per-share consideration to be received by LivePerson stockholders based on varying values of SoundHound’s 10-day VWAP.

16.

How did the board value LivePerson’s existing customer relationships, enterprise integrations, Conversational Cloud platform, and cross-sell potential in determining that the merger consideration was fair to common shareholders?

As part of the fairness opinion rendered by Houlihan, the Board received analyses from Houlihan utilizing standard valuation methodologies, including a Discounted Cash Flow (DCF) analysis and Selected Publicly Traded Companies Analysis. These analyses are summarized in the proxy statement under “The Mergers—Opinion of LivePerson’s Financial Advisor—Material Financial Analyses.”

While LivePerson’s operational assets possess inherent technological strength, LivePerson’s overall financial profile, which included a GAAP net loss of $67.2 million for FY2025 and a total stockholder deficit (negative equity) of -$51.5 million for the quarter ending on March 31, 2026, severely impairs LivePerson’s valuation on a standalone basis. As part of evaluating the SoundHound transaction, LivePerson management and the Board considered SoundHound’s stable capital profile and voice AI capabilities and the potential to directly address the “procurement confidence” issues principally responsible for legacy text-based customer churn, as discussed in the definitive proxy statement.

17.

How much of the expected upside from customer stabilization, cross-sell, cost synergies, and balance-sheet repair is being captured by LivePerson common shareholders vs. LivePerson creditors vs. SoundHound shareholders?

As disclosed in the proxy/prospectus, and subject to the factors described there, LivePerson’s secured noteholders have agreed to a significant discount to the approximately $350 million of principal amount of secured notes currently outstanding, plus applicable redemption or repurchase premia and accrued interest to which they would be otherwise contractually entitled. Absent these concessions, there would be no value available to distribute to LivePerson shareholders. Instead, common shareholders have the opportunity to convert distressed standalone equity into equity of a combined company with a healthy balance sheet, broader capabilities and enhanced scale.

18.	How did the board evaluate newer LivePerson product initiatives such as Syntrix in the valuation process?

Syntrix was commercially launched on March 3, 2026 as an AI agent evaluation and live agent training platform. While LivePerson recognized Syntrix as a significant innovation, Syntrix is still an early-stage commercial initiative and its long-term contribution would be dependent on customer adoption, continued investment, distribution and successful execution. In evaluating the transaction with SoundHound and evaluating LivePerson’s prospects on a standalone bases, LivePerson considered Syntrix as an asset whose value could be unlocked and enhanced under an omnichannel voice/digital framework within SoundHound.

19.	How did the board evaluate the risk of receiving SoundHound equity as part of the merger consideration?

LivePerson and its advisors conducted thorough due diligence on SoundHound’s financial trajectory, noting its 52% year-over-year revenue growth in Q1 2026 (reaching $44.2 million). While SoundHound equity has historical volatility and SoundHound remains in a high-growth, unprofitable phase (reporting a non-GAAP net loss of $26.6 million in Q1 2026), the Board’s reasons for approving the transaction included the belief that the combined company would be well positioned to achieve future free cash flow growth and generate superior returns for shareholders, as compared to LivePerson continuing to operate as a standalone company weighed down by a significant debt profile, continuing customer attrition and constraints to capital access in an increasingly competitive industry.

20.	Why did the board allow for a collar mechanic around the equity conversion price?

As further discussed in the definitive proxy statement under “The Mergers-Background of the Mergers,” the collar was included as part of the transaction to address market volatility and the potentially dilutive impact to SoundHound of a stock-for-stock merger transaction. The Board considered the upward and downward risk associated with accepting the collar mechanic and ultimately determined that such a collar was necessary for effecting the transaction with SoundHound. Specifically, the Board considered the risk associated with SoundHound’s stock experiencing extreme downward volatility prior to closing such that, by virtue of the collar, LivePerson shareholders would no longer receive additional shares of SoundHound stock as the SoundHound stock decreased in value resulting in the market value of such shares being below the headline purchase price. Conversely, the Board considered that the collar would result in LivePerson shareholders receiving value in excess of the headline purchase price if SoundHound stock surged in value. It is also worth noting that the secured noteholders - who will receive common stock of SoundHound in an amount significantly less than the $350 million of principal amount of secured notes currently outstanding, plus applicable redemption or repurchase premia and accrued interest to which they would be otherwise contractually entitled – agreed to the same collar mechanic that applies to the consideration to the LivePerson common shareholders.

21.	Did the board evaluate whether SoundHound’s current market valuation fairly reflects the risks of its acquisition-heavy growth strategy, integration requirements, and path to profitability?

LivePerson and its advisors evaluated, among other things, SoundHound’s proven acquisition track record, recognizing this transaction as their fifth major strategic integration (following Amelia, Interactions, and others) as well as SoundHound’s existing infrastructure relative to LivePerson’s enterprise footprints (including 25 of the Fortune 100) and the possibility for driving upsell and cross-selling opportunities. Importantly, LivePerson’s consideration of SoundHound’s current market valuation and its associated risks was also in the context of LivePerson’s inability to identify other counterparties interested in acquiring LivePerson or, if such counterparties were identified, who offered materially less consideration to LivePerson shareholders.

22.	How should LivePerson shareholders think about the risk that the expected value of the merger consideration depends heavily on SoundHound’s future share price performance?

Because the consideration payable to LivePerson shareholders is equity-based, LivePerson shareholders (other than LivePerson shareholders holding their shares on the Tel-Aviv Stock Exchange) are transitioning from an investment in a micro-cap digital messaging provider to a high-growth Voice AI pioneer. While SoundHound carries execution and market risks, its upside is tied to a broader total addressable market (TAM). Post-closing value will inherently depend on a number of risks and uncertainties, including, without limitation, SoundHound’s integration of LivePerson’s business, the execution of its broader business strategies and its overall performance, as well as broader market forces.

23.	Why did the board conclude that selling now was superior to continuing the standalone turnaround?

LivePerson’s turnaround had produced meaningful operational progress. Cost reductions helped narrow LivePerson’s operating loss, improve cash management and reduce expenses. However, LivePerson continued to report declining revenue and slower-than-anticipated renewals and bookings. Its debt generates substantial interest expense, and customer concerns about financial stability have affected commercial performance. While cost reduction initiatives successfully narrowed GAAP net losses and stabilized short-term Adjusted EBITDA, a turnaround cannot be sustained on expense reduction alone if core revenues continue to experience significant declines.

At the same time, the AI market continues to develop rapidly. Larger competitors with significantly greater resources continue to invest aggressively in technology, product development and sales capabilities. LivePerson would need to compete in that environment while continuing to manage its debt, fund innovation and rebuild customer confidence, all without foreseeable access to capital markets.

In approving the transaction, the Board considered the likelihood that the transaction would offer LivePerson shareholders a better balance of value, speed, debt resolution and participation in future value creation than LivePerson continuing to bear those risks independently.

24.	What standalone forecast did the board rely on when comparing the transaction against remaining independent?

The Board reviewed management’s long-range financial projections as part of its evaluation of the transaction and the alternative of remaining independent.

Those projections considered expected revenue, customer retention, profitability, cash flow and the investment required to operate and develop the business. They also reflected assumptions regarding future bookings, renewals, operating expenses and broader market conditions.

The projections were one of several factors considered by the Board. They were based on management’s assumptions about future performance and were not guarantees that the projected results would be achieved.

The Board considered both the potential for the standalone business to improve and the risks associated with achieving that improvement. Those risks included the time required to stabilize revenue and retention, the need for continued product and commercial investment, LivePerson’s debt and interest obligations, and competition from companies with greater resources.

The projections and their underlying assumptions and limitations are summarized in the definitive proxy statement under “The Mergers—LivePerson Unaudited Forecasted Financial Information.” Please note that the projects were included in the proxy/prospectus only for the reasons stated therein, and expressly were not included to influence any shareholder to make any investment decision with respect to the transaction.

25.	What other options were fully explored before agreeing to a total sale?

As further discussed in the definitive proxy statement under “The Mergers-Background of the Mergers,” the Board, together with the management team and periodically, its advisors, regularly reviewed LivePerson’s strategic direction, financial performance, and business plans on an ongoing basis and considered each of those factors in connection with both its decision to formalize exploration of strategic alternatives in September 2025 and again in its evaluation of the SoundHound transaction. Following the August 2025 debt exchange, further traditional corporate refinancing options or capital markets transactions were not available to the Company, either on commercially acceptable terms or at all, due to the Company’s negative equity position and serial revenue declines. Further, the Company does not view the SoundHound transaction as either “dilutive” or as a “value-transferring” transaction with respect to its shareholders; rather, it provides attractive value to shareholders, particularly in light of the Company’s existing debt profile and the secured debtholders’ willingness to accept a significant discount to amounts to which they were otherwise contractually entitled.

26.

Did the board consider the risk that shareholders would view the sequence of events, first a restructuring presented as extending runway through 2029, then a sale agreement in 2026, as transferring too much of the remaining recovery upside to creditors and the buyer?

The Company understands that shareholders may question why LivePerson entered into a sale agreement in 2026 after describing the 2025 debt exchange as extending the company’s runway through 2029. The 2025 exchange reduced the amount of debt outstanding, extended significant debt maturities and gave LivePerson additional time and flexibility to execute its strategy. Reducing debt that ranked ahead of common equity holders via the 2025 exchange created the potential for more enterprise value to be available to shareholders.

However, LivePerson continued to face substantial headwinds in its turnaround strategy, including continued declining revenue, customer-retention and booking pressures, and concerns among some customers regarding the company’s financial stability. The “runway through 2029” referred principally to the extension of debt maturities and the avoidance of a maturity cliff of $360 million of unsecured notes coming due in 2026 and thus the additional time created by the exchange. It did not mean that LivePerson had unrestricted capital through 2029 or that revenue stabilization, improved retention and customer-confidence recovery were assured.

The exchange therefore achieved its stated purpose of reducing debt and creating additional time, but the Board still had to determine how best to use that time to enhance value for shareholders. After considering the progress of the turnaround, the remaining financial and commercial risks, and the terms of the SoundHound proposal, the Board decided to pursue a fulsome strategic alternative exploration process, and following the conclusion of the process and negotiation of the SoundHound transaction, determined that the transaction was in the best interests of LivePerson and its shareholders.

The Board also considered that LivePerson shareholders would receive SoundHound shares and therefore retain an opportunity to participate in the potential value accretion of the combined company. That accretion is not guaranteed and is subject to various risks and uncertainties as previously discussed.

27.	What percentage recovery or economic outcome is expected for creditors compared with common shareholders, and how did the board evaluate whether that allocation was fair?

Generally, when considering the transaction with SoundHound or any alternative transaction, the Board considered that senior debt liabilities would be required to be fully satisfied before equity would be allocated any consideration. Given that LivePerson’s total secured and unsecured debt significantly exceeded its market capitalization many times over, there were potential scenarios that would have resulted in leaving the common shareholders with a 0% recovery value. However, the Board was able to negotiate significant economic concessions with its lenders in order to facilitate a transaction that preserves attractive value for LivePerson’s shareholders.

28.	How did the board determine that SoundHound’s proposal represented the best available outcome for common shareholders?

As detailed in the “Background of the Merger” section of the definitive proxy statement, the Board, supported by LivePerson’s financial advisor, Lazard, engaged in a comprehensive strategic review process and considered strategic alternatives, which included a potential sale process. As part of its strategic review process, the Board – taking into account business, competitive, industry and market risks, as well as LivePerson’s negative equity position and constrained capital structure - ultimately determined that no other alternatives were reasonably likely in the near term to create greater value for LivePerson stockholders than the transaction with SoundHound. With regard to the exploration of a potential sale transaction, of the 66 potential counterparties contacted, other than SoundHound, one counterparty provided an informal verbal indication of interest at an enterprise value significantly below the face value of LivePerson’s debt and three other counterparties asked to be kept informed if another credible offer was received by LivePerson; ultimately none of the four potential counterparties submitted a formal bid. SoundHound’s stock-for-stock offer emerged as the highest, most definitive, and only actionable proposal that preserved value for LivePerson equityholders.

29.	How did the board evaluate director independence and shareholder alignment during the 2025 debt exchange and subsequent sale process?

The Board followed rigorous corporate governance protocols as well as Delaware law in the election of each non-executive member of the Board. All directors other than John Sabino, who due to his role as Chief Executive Officer of the Company is not considered independent under NASDAQ listing rules, have been determined by the Board to qualify as independent under NASDAQ listing rules. The Nominating & Governance Committee of the Board has actively reviewed the overall composition of the Board at least annually with a focus on achieving a balanced mix of relevant expertise, skill sets and institutional knowledge to serve the interests of the company and its shareholders. Several members of the current Board, such as Ms. Pegueros, Mr. Fletcher, Ms. Tjon and Mr. Zingale were nominated following cooperative input from large shareholders, along with the Board’s standard governance procedures. Mr. Lane and Mr. Vardeman were nominated after being reviewed via the Board’s standard governance procedures, following the conclusion of the 2025 debt exchange and pursuant to its terms. As disclosed in LivePerson’s public filings, Mr. Lane has no economic interest in the company’s debt instruments. Mr. Vardeman is a LivePerson shareholder, and also serves as a principal to Palogic Value Fund, LP, which owns $3.9 million of LivePerson’s 2026 Convertible Notes and $3.3 million of LivePerson’s principal amount of Second Lien Secured Notes. Mr. Vardeman disclaims beneficial ownership of these notes, except to the extent of his pecuniary interest therein, if any. .

30.

Did any LivePerson directors or executives receive, or expect to receive, any compensation, accelerated vesting, retention benefits, severance, post-closing role, board seat, advisory position, employment arrangement, or other benefit connected to the SoundHound transaction or the combined company?

As fully detailed in the “Interests of LivePerson’s Directors and Executive Officers in the Merger” section of the Form S-4, outstanding employee and executive Restricted Stock Units (RSUs) will convert formulaically into SoundHound RSUs to maintain post-close operational alignment. Any RSUs held by non-employee members of the Board will be converted into SoundHound common stock using the same formulas for conversion as the shares of LivePerson common stock.

All underwater stock options held by executives or directors will terminate at closing and will not receive any merger consideration.

For more information regarding the change-of-control severance benefits, retention packages, or transitional employment arrangements, please refer to the section of the definitive proxy statement entitled “Interest of LivePerson’s Directors and Executive Officers in the Mergers.”

31.	What does the board believe is the most likely outcome if LivePerson shareholders vote against the transaction?

If LivePerson shareholders do not vote to approve the transaction, LivePerson will continue to operate as a standalone entity.

LivePerson’s turnaround had produced meaningful operational progress, however, LivePerson continued to report declining revenue and slower-than-anticipated renewals and bookings. Its debt generates substantial interest expense, and customer concerns about financial stability have affected commercial performance. While cost reduction initiatives successfully narrowed GAAP net losses and stabilized short-term Adjusted EBITDA, a turnaround cannot be sustained on expense reduction alone if core revenues continue to experience significant declines.

At the same time, the AI market continues to develop rapidly. Larger competitors with significantly greater resources continue to invest aggressively in technology, product development and sales capabilities. LivePerson would need to compete in that environment while continuing to manage its debt, fund innovation and rebuild customer confidence, all without foreseeable access to capital markets.

In approving the transaction, the Board considered the likelihood that the transaction would offer LivePerson shareholders a better balance of value, speed, debt resolution and participation in future value creation than LivePerson continuing to bear those risks independently.

Sources

All responses provided above are based on publicly available information in LivePerson’s public filings that can be found on LivePerson’s investor relations website, which can be found here: https://ir.liveperson.com/